

Cue Energy Resources Limited

A.B.N. 45 066 383 971



03050999

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SUPPL

25 March 2003



SEC MAIL
RECEIVED
PROCESSING
APR 01 2003
WASH. D.C.
165
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549



SEC MAIL
RECEIVED
PROCESSING
APR 10 2003
WASH. D.C.
165
SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue American Depositary Receipts Launched

Cue is pleased to announce that securities in the Company became eligible to be traded in the Over the Counter ("OTC") markets in the United States on Thursday 20 March 2003 using an American Depositary Receipts (ADRs) Level 1 Programme backed by the Bank of New York.

One Cue ADR is represented by 100 Cue ordinary shares as traded in the New Zealand (NZSE), Australian (ASX) and Port Moresby (POMSOX) markets respectively.

The code for the ADR is CUEYY and its CUSIP number is 229789102. Trading activity may be viewed on the Bloomberg website www.bloomberg.com

Cue believes that the listing will increase the profile of the company in the USA and should attract further attention and market support.

For the benefit of shareholders the following information is provided:

About ADRs

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, in the OTC market.

Cue Energy Resources Sponsored Level - 1 Depositary Receipts

Cue Energy Resources has entered a sponsored Level -1 ADR programme, which is a convenient way to access the US market. The company's Level -1 Depositary Receipts are traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange. Commission (SEC) disclosure. Essentially a sponsored Level -1 Depositary Receipts programme allows companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.



US brokers may deal either in Cue Energy Resources shares or in ADRs. Some USA investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADRs provide the opportunity for them to invest in NZSE, ASX and POMSOX listed Cue Energy Resources.

Any queries regarding the announcement should be directed to the company on (03) 96297577.

Andrew M Knox
Public Officer

25 March 2003